Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10537

8tracks, Inc.

Our Offering Circular dated June 6, 2016, and the Supplement thereto filed on October 6, 2016 should be read in conjunction with the following discussion.

The sections “Summary” and “Plan of Distribution – Other Terms” in the Offering Circular should be updated with the following information:

The company plans to offer a free subscription of 8tracks Plus to each purchaser of at least 31 shares of Series A Preferred Stock.

The subscription will be available to the holders of Series A Preferred Stock as long as they hold the requisite number of shares.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE 8TRACKS+ SUBSCRIPTION ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.